UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 29, 2022

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), except for the quote from the Chairman of the Board of Directors. Information contained on our website or referenced in this report via website links is not incorporated by reference into this report.

Media release Zurich, April 29, 2022

Credit Suisse Group AG publishes results of the 2022 Annual General Meeting

Zurich, April 29, 2022 – The shareholders of Credit Suisse Group AG today approved all proposals of the Board of Directors (Board) at the Annual General Meeting (AGM) in Zurich, with the exception of the discharge of the Board and Executive Board for the 2020 financial year. With a majority of 95.31%, shareholders elected Axel P. Lehmann as Chairman of the Board for a term until the end of the next AGM. Shareholders further elected Mirko Bianchi, Keyu Jin and Amanda Norton as non-executive members of the Board for a term until the end of the next AGM, and confirmed all other current members of the Board who stood for re-election for a term until the end of the next AGM. In addition, shareholders granted the Board and the Executive Board discharge for the 2021 financial year, excluding discharge in relation to the supply chain finance funds (SCFF) matter. The proposals put forward by Ethos Foundation, together with further shareholders, were rejected at the AGM.

Axel P. Lehmann, Chairman of the Board, said: “Together with the newly elected and re-elected Board members I am deeply committed to continuing to strengthen Credit Suisse and re-building the trust that our stakeholders deserve. We are clear on what Credit Suisse must stand for: a strong client focus, and the right risk and 'speak-up culture' to create lasting value for our shareholders, clients, employees and regulators. I am convinced we are on the right path forward.”

Election of the members of the Board and the Compensation Committee
With a majority of 95.31% of the votes represented, shareholders elected Axel P. Lehmann as Chairman of the Board for a term until the end of the next AGM. Following his re-election to the Board (91.73% of the votes represented), Christian Gellerstad was appointed as Vice-Chair and Lead Independent Director as well as Chair of the Compensation Committee. Additionally, shareholders approved proposals put forward by the Board for the election of Mirko Bianchi (97.78% of the votes represented), Keyu Jin (94.50% of the votes represented), and Amanda Norton (97.78% of the votes represented) as non-executive members of the Board for a term until the end of the next AGM. Amanda Norton joins the Board on July 1, 2022. The members of the Board who stood for re-election were confirmed in office for a term until the end of the next AGM.

Iris Bohnet, Christian Gellerstad and Michael Klein were re-elected, and Shan Li and Amanda Norton elected as members of the Compensation Committee for a term until the end of the next AGM.

The composition of the Board as of April 29, 2022, including the membership of different Board committees, can be found at: https://www.credit-suisse.com/about-us/en/our-company/our-management/board-of-directors.html

Discharge of the Board and Executive Board
Shareholders granted discharge to the Board and Executive Board for the 2021 financial year, excluding discharge in relation to the SCFF matter with 77.51% of the votes represented. However, discharge for the 2020 financial year, which as proposed would also have excluded the discharge in relation to the SCFF matter, was not granted by shareholders to the Board and Executive Board. Shareholders rejected the proposed discharge for the 2020 financial year by 59.95% of the votes represented. The Board acknowledges the result with respect to the 2020 discharge and will reflect on the feedback from shareholders and consider any further necessary steps.

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Media release Zurich, April 29, 2022

Rejection of additional shareholder proposals
The two proposals put forward by Ethos Foundation and further shareholders did not achieve majority approval and were therefore rejected by shareholders. The Board had recommended that shareholders vote against both proposals.

Together with other shareholders, Ethos Foundation had proposed a special audit into the SCFF and “Suisse Secrets” (also referred to as “Swiss Leaks”) matters. The proposal was rejected by 88.55% of the votes represented.

Ethos Foundation, together with ShareAction and on behalf of 11 institutional investors, further put forward a proposal relating to Credit Suisse’s climate change strategy and disclosures. The specific focus of the proposal was on alignment, disclosure and reporting in relation to the oil, gas and coal sectors. The proposal called for the Articles of Association of Credit Suisse Group AG to be amended to include a new article. The proposal was rejected by 77.21% of the votes represented.

Further voting results

▪ The proposed distribution of a total cash dividend of CHF 0.10 per share for the financial year 2021 was approved by 95.63% of the shareholder votes represented.
▪ The creation of authorized capital was approved by 95.91% of the shareholder votes represented.
▪ The maximum amount of compensation of the Board for the period from the 2022 AGM to the 2023 AGM was approved by 86.16% of the shareholder votes represented.
▪ Both the proposed short-term variable incentive compensation for the 2021 financial year and the maximum aggregate fixed compensation of the Executive Board for the period from the 2022 AGM to the 2023 AGM were respectively approved by 82.97% and 93.43% of the shareholder votes represented. The proposed share-based replacement awards for new Executive Board members who joined the Executive Board in 2022 were also approved by 92.80% of the shareholder votes represented.
▪ Shareholders accepted the 2021 Compensation Report in a consultative vote, with a majority of 80.23% of votes represented.

The detailed voting results of the 2022 AGM as well as the speeches of Axel P. Lehmann, Chairman of the Board, and Thomas Gottstein, Chief Executive Officer, are available online at: www.credit-suisse.com/agm.

Contact details

Kinner Lakhani, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
Email: investor.relations@credit-suisse.com

Dominik von Arx, Corporate Communications, Credit Suisse
Tel: +41 844 33 88 44
Email: media.relations@credit-suisse.com

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Media release Zurich, April 29, 2022

Important information
Investors and others should note that we announce important company information (including quarterly earnings releases and financial reports as well as our annual sustainability report) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We also routinely use our Twitter account @creditsuisse (https://twitter.com/creditsuisse), our LinkedIn account (https://www.linkedin.com/company/credit-suisse/), our Instagram accounts (https://www.instagram.com/creditsuisse_careers/ and https://www.instagram.com/creditsuisse_ch/), our Facebook account (https://www.facebook.com/creditsuisse/) and other social media channels as additional means to disclose public information, including to excerpt key messages from our public disclosures. We may share or retweet such messages through certain of our regional accounts, including through Twitter at @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these social media accounts is not a part of this document.

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.

The English language version of this document is the controlling version.

Credit Suisse
Credit Suisse is one of the world's leading financial services providers. Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 51,030 people. The registered shares (CSGN) of Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

▪	our plans, targets or goals;
▪	our future economic performance or prospects;
▪	the potential effect on our future performance of certain contingencies; and
▪	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the ongoing COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:

▪	the ability to maintain sufficient liquidity and access capital markets;
▪	market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
▪	the ongoing significant negative consequences of the Archegos and supply chain finance funds matters and our ability to successfully resolve these matters;
▪	our ability to improve our risk management procedures and policies and hedging strategies;
▪
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond;

▪
the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;

▪
potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;

▪	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
▪	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
▪	the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
▪	the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
▪	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;

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Media release Zurich, April 29, 2022

▪	the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
▪	geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities;
▪	political, social and environmental developments, including climate change;
▪	the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
▪	the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
▪	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
▪	operational factors such as systems failure, human error, or the failure to implement procedures properly;
▪
the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;

▪	the adverse resolution of litigation, regulatory proceedings and other contingencies;
▪
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

▪	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
▪	the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
▪▪	the potential effects of changes in our legal entity structure;
▪	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
▪	the ability to retain and recruit qualified personnel;
▪	the ability to protect our reputation and promote our brand;
▪	the ability to increase market share and control expenses;
▪	technological changes instituted by us, our counterparties or competitors;
▪	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
▪	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
▪	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2021.

Copyright © 2022 Credit Suisse Group AG and/or its affiliates. All rights reserved.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Reto Hösli
Reto Hösli
Director

/s/ Annina Müller
Annina Müller
Date: April 29, 2022		Vice President